UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________________________to__________________________

Commission file number      000-26719

Mercantile Bank 401(k) Plan

Mercantile Bank Corporation

(Name of issuer of the securities held pursuant to the plan)

310 Leonard Street NW, Grand Rapids, Michigan, 49504

(full address of the executive office)

REQUIRED INFORMATION

THE MERCANTILE BANK 401(K) PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). IN LIEU OF THE REQUIREMENTS OF ITEMS 1, 2 AND 3 OF FORM 11-K FOR ANNUAL REPORTS, THE FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN FOR THE TWO YEARS ENDED DECEMBER 31, 2025 AND 2024, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA, ARE INCLUDED IN THIS REPORT.

Mercantile Bank 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2025 and 2024

Mercantile Bank 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Mercantile Bank 401(k) Plan

Grand Rapids, MI

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Mercantile Bank 401(k) Plan (the “Plan”) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2025 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with our audit of the 2025 Mercantile Bank 401(k) Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Rehmann Robson LLC

We have served as Mercantile Bank 401(k) Plan's independent auditor since 2025.

Grand Rapids, MI

May 27, 2026

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Mercantile Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Mercantile Bank 401(k) Plan (the “Plan”) as of December 31, 2024. In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We served as the Plan’s auditor from 2024 through 2025.

Cleveland, Ohio

June 10, 2025

Mercantile Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2025	2024
Investments, at fair value	$123,847,697	$109,006,916
Notes Receivable from Participants	1,107,797	791,438
Accrued Investment Income	50,865	47,575
Net Assets Available for Benefits	$125,006,359	$109,845,929

See accompanying notes to financial statements.

Mercantile Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2025
Additions
Investment income:
Net appreciation in fair value of investments	$10,882,784
Interest and dividends	5,265,507
Total Investment Income	16,148,291
Contributions:
Employer	2,769,882
Employee	5,075,828
Rollover	871,434
Total Contributions	8,717,144
Interest from notes receivable	70,515
Total Additions	24,935,950
Deductions
Benefits paid to participants	9,463,437
Administrative expenses	312,083
Total Deductions	9,775,520
Net Increase	15,160,430
Net Assets Available for Benefits, beginning of year	109,845,929
Net Assets Available for Benefits, end of year	$125,006,359

See accompanying notes to financial statements.

Mercantile Bank 401(k) Plan

Notes to Financial Statements

1. Plan Description

The following description of Mercantile Bank 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank (Bank), a wholly owned subsidiary of Mercantile Bank Corporation, effective January 1, 1998. The Plan was amended and restated effective January 1, 2019. Effective September 1, 2023, the Plan, previously named the Mercantile Bank of Michigan 401(k) Plan, was renamed the Mercantile Bank 401(k) Plan pursuant to the Second Amendment to the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Greenleaf Trust Company (Trustee) is the trustee and recordkeeper of the Plan. The Bank is the administrator of the Plan. The Trustee holds all assets of the Plan in accordance with the service provider contract with the Bank. Management of the Plan Sponsor determines the appropriateness of the Plan's investment offerings, monitors investment performance and reports to the Plan's Trustees.

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the month following date of hire. For newly eligible employees, the Plan provides automatic enrollment for the employee at an amount equal to 5% of compensation, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after tax Roth contributions and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank makes safe harbor matching contributions equal to 100% of the first 5% of compensation deferred by each participant subject to certain limitations as specified in the Plan Document. The Bank may also make a discretionary profit-sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit-sharing contributions in 2025.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution, profit sharing contributions (when made), and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan or elect to have a segregated managed account in order to direct their investments. Segregated managed accounts are subject to the terms and conditions established by the trustee, in connection with delivery of its Investment Management Services and subject to the participant's appointment of the trustee as their Investment Advisor.

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Mercantile Bank 401(k) Plan

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balances in the participants' accounts and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2025, ranged from 4.25% to 9.50%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount or an installment option. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

The Plan's administrative expenses are paid either by the Plan or the Bank, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries related to Plan administration, and audit and legal costs, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are passed on to the participant. A trustee fee is paid to Greenleaf Trust, which is calculated quarterly based on the market value of the Plan assets and allocated to participant accounts on a quarterly basis.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Mercantile Bank 401(k) Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2025 and 2024, approximately 13% and 14%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants and measured at the unpaid principal balance plus unpaid accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Contributions

Participant contributions are recorded when withheld from compensation. Plan Sponsor contributions are recorded in the period in which they become obligations of the Bank.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Mercantile Bank 401(k) Plan

Notes to Financial Statements

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There were no changes in the methodologies used at December 31, 2025 and 2024.

Money Market and Mutual Funds - Valued at quoted market prices in an exchange and active market, which represent the net asset value of shares held by the Plan.

Mercantile Bank Corporation Common Stock or Other Common Stock - Valued at the closing price reported on the active market on which the security is traded.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments.

December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$101,422,902	$-	$-	$101,422,902
Common stock	16,297,450	-	-	16,297,450
Money market fund	6,127,345	-	-	6,127,345
Investments, at fair value	$123,847,697	$-	$-	$123,847,697

December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$88,930,100	$-	$-	$88,930,100
Common stock	15,280,509	-	-	15,280,509
Money market fund	4,796,307	-	-	4,796,307
Investments, at fair value	$109,006,916	$-	$-	$109,006,916

4. Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Certain administration fees for the administration and audit of the Plan are paid by the Bank. Notes receivable from participants are also considered party-in interest transactions. Certain administration fees are paid by the Plan and are considered party-in-interest transactions, which are exempt from prohibited transaction rules.

Mercantile Bank 401(k) Plan

Notes to Financial Statements

The 333,821 and 338,794 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2025 and 2024, respectively, represent 1.94% and 2.10% of the Corporation’s outstanding shares as of December 31, 2025 and 2024, respectively. The value of shares of Mercantile Bank Corporation common stock held by the Plan were $16,056,790 and $15,072,946 as of  December 31, 2025 and 2024, respectively,

Cash dividends of $495,861 were paid to the Plan by Mercantile Bank Corporation during 2025. During 2025, the Plan purchased 32,245 shares of Mercantile Bank Corporation's stock at a cost of $1,422,682, the Plan sold 32,874 shares of Mercantile Bank Corporation's stock with proceeds of $1,556,998, and the Plan had in-kind distributions of 4,344 shares valued at $211,742. During 2024, the Plan purchased 31,763 shares of Mercantile Bank Corporation's stock at a cost of $1,283,209, the Plan sold 107,102 shares of Mercantile Bank Corporation's stock with proceeds of $4,767,439, and the Plan had in-kind distributions of 43,754 shares valued at $2,107,968.

5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6. Tax Status

The Internal Revenue Service (IRS) determined and informed the Bank by a letter dated August 7, 2014 that the amended and restated Plan effective January 1, 2013 and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.

ERISA-Required Supplemental Schedule

Mercantile Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 38-3360868	Plan Number: 001

December 31, 2025
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	Cost**	Current Value

	Mutual Funds	Shares
	Blackrock Equity Dividend Fund	202,830	**	$4,222,917
	Delaware Small Cap Value R6	16,437	**	1,103,915
	Hartford International Opportunity R6	68,829	**	1,597,526
	iShares 7-10 Year Treasury Bond ETF	120	**	11,539
	iShares Convertible Bond ETF	70	**	6,895
	iShares Core MSCI EAFE ETF	1,282	**	86,176
	iShares Preferred & Income Securities ETF	204	**	6,316
	JPMorgan Mid Cap Value R6	38,318	**	1,221,567
	Macquarie Emerging Markets Fund R6	36,442	**	1,149,382
	Pear Tree Polaris Foreign Value Fund R6	2,181	**	61,787
	Pimco Total Return Fund	30,182	**	267,412
	SPRDR Portfolio Developed ETF	1,764	**	78,339
	State Street SPDR Portfolio S&P 500 ETF	9,446	**	757,758
	State Street SPDR S&P 400 Mid Cap ETF	1,301	**	75,341
	State Street SPDR S&P 600 Small Cap ETF	954	**	44,704
	T Rowe Price Institutional Floating Rate Fund	2,545	**	23,974
	T Rowe Price Mid Cap Growth Fund	29,241	**	2,853,631
	T Rowe Price Retirement Balanced Fund	95,398	**	1,336,525
	T Rowe Price Retirement 2010 Fund	5,221	**	83,425
	T Rowe Price Retirement 2015 Fund	26,630	**	354,442
	T Rowe Price Retirement 2020 Fund	113,157	**	2,229,191
	T Rowe Price Retirement 2025 Fund	51,763	**	912,577
	T Rowe Price Retirement 2030 Fund	299,600	**	8,301,906
	T Rowe Price Retirement 2035 Fund	24,363	**	569,118
	T Rowe Price Retirement 2040 Fund	436,881	**	15,019,977
	T Rowe Price Retirement 2045 Fund	246,894	**	6,273,584
	T Rowe Price Retirement 2050 Fund	331,062	**	7,160,878
	T Rowe Price Retirement 2055 Fund	8,982	**	204,343
	T Rowe Price Retirement 2060 Fund	149,511	**	2,840,706
	T Rowe Price Retirement 2065 Fund	25,019	**	369,782
	T Rowe Price Spectrum Conservative Allocation Fund	76,073	**	1,556,454
	Vanguard 500 Index Admiral Shares	28,837	**	18,220,130
	Vanguard Mid Cap Index Admiral Shares	9,931	**	3,568,869
	Vanguard Small Cap Index Admiral Shares	27,840	**	3,440,428
	Vanguard Intermediate Term Treasury Admiral	24,567	**	247,140
	Vanguard Short Term Treasury Admiral	47,448	**	471,636
	Vanguard Short Term Invest Grade Fund Admiral	162,455	**	1,709,028
	Vanguard Total Bond Market Admiral	276,399	**	2,700,413
	Vanguard Total International Index Admiral	93,349	**	3,783,426
	Vanguard Short Term Corp Bond Index Admiral	4,404	**	95,609
	Virtus AlphaSimplex Managed Futures R6	1,955	**	15,050
	Wasatch Core Growth Institutional	16,575	**	1,261,204
	WCM Focused International Growth Fund	2,220	**	55,225
	William Blair Large Cap RY	168,303	**	5,072,657
	Total Mutual Funds			101,422,902

*	Party-in-interest, as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

Mercantile Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

EIN: 38-3360868	Plan Number: 001

December 31, 2025
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	Cost**	Current Value

	Common Stock
*	Mercantile Bank Corporation	333,821	**	16,056,790
	Adobe Systems Inc	21	**	7,350
	Alphabet Inc. Class C	92	**	28,870
	Amazon.com Inc	96	**	22,159
	American Tower Corporation	41	**	7,198
	Apple Inc.	28	**	7,612
	Berkshire Hathaway Class B	33	**	16,587
	Canadian Pacific Kanasas City Ltd	134	**	9,866
	Danaher Corporation	21	**	4,807
	Dollar General Corp	44	**	5,842
	Honeywell International Inc	30	**	5,853
	LVMH Moet Hennessy Lou Vuitton	45	**	6,818
	Meta Platforms Inc. Class A	18	**	11,882
	Microsoft Corporation	38	**	18,378
	Mondelez International Inc. Class A	88	**	4,737
	Nestle SA ADR	37	**	3,677
	Nike Inc Class B	72	**	4,587
	Paypal Holdings Inc	87	**	5,079
	Roper Technologies Inc.	10	**	4,451
	S&P Global Inc.	25	**	13,065
	Salesforce, Inc.	27	**	7,153
	Stryker Corporation	11	**	3,866
	Taiwan Semiconductor Mfg Co ADR	50	**	15,195
	TJX Companies, Inc	23	**	3,533
	Visa Inc - Class A	63	**	22,095
	Total Common Stock			16,297,450

	Money Market Fund
	Northern Institutional Treasury Portfolio	6,127,345	**	6,127,345

	Total Investments, at fair value			123,847,697
*	Participant Loans	Interest rates from 4.25% to 9.50%, maturing at various dates through 2028		$1,107,797

*	Party-in-interest, as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Description

23.1	Consent of Rehmann Robson LLC.
23.2	Consent of Plante & Moran, PLLC.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank 401(k) Plan /s/ Brett Hoover Brett Hoover, Plan Administrator

Date: May 27, 2026